Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The following is a transcript of a conference call made available on Hughes' website beginning April 17, 2002. Certain text contained within the transcript has been bracketed because it was inaudible.


In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                         HUGHES ELECTRONICS CORPORATION

                              Moderator: Jon Rubin
                                 April 15, 2002
                                   1:00 pm CT



Operator: Good day everyone and welcome to today's Hughes Electronics
         Corporation 2002 First Quarter Earnings Results Conference Call. Today's conference is being recorded. At this time for opening remarks and introductions, I would like to turn the conference over to the Vice President of Investor Relations, Mr. Jon Rubin. Please go ahead, sir.

Jon Rubin: Thank you, Operator and thank you everyone for joining us on our First Quarter 2002 Earnings Conference Call. With me today on the call are Jack Shaw, our President and CEO, Eddy Hartenstein, Chairman and CEO of DIRECTV, Roxanne Austin, President and COO of DIRECTV, Mike Gaines, our CFO, Kevin McGrath, Chairman of DIRECTV in Latin America, Pradman Kaul, Chairman and CEO of Hughes Network Systems, Pat Doyle, our Controller and Treasurer and the CFO's of our major businesses.

         Before we proceed, I'd like to remind you that our use of the words "expect, anticipate, project" and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold and we believe that they are reasonable, actual results may differ materially due to important factors, including those described in our SEC filings and in General Motors SEC filings.

         And now, I'd like to turn the call over to Jack Shaw for a few opening comments.

Jack Shaw: Thank you, Jon. As you probably saw on our earnings release we have a lot of information to share with you today. So I'd like to take a moment to briefly comment on HUGHES first quarter results.

         When looking at our First Quarter Operating Results, I conclude that the underlying performance of our businesses is strong and consistent with the goals we had shared with you on prior calls. I'm particularly pleased to see that DIRECTV's economic model continues to improve and demand for DIRECTV in the United States remains extremely robust. In fact, I was happy to learn that we had our best ever first quarter in terms of gross adds.

         It really seems as if our new programming packages and retail offers as well as ever-increasing word of mouth advertising from our large customer base continues to drive demand for DIRECTV. I'm even more pleased to see that all of the hard work devoted to shrinking our cost structure and operating more efficiently is starting to pay off. This is best demonstrated by DIRECTV's EBITDA in the first quarter, which met its target even though we signed up many more new subscribers than anyone expected.

         In addition to the strong subscriber and EBITDA numbers, you will hear from Roxanne in just a few moments that DIRECTV's revenues, churn and margins also came in at or better than our expectations. It gives me great pleasure to see this kind of performance from DIRECTV.

         We also had strong first quarter results at PanAmSat, which attained an EBITDA margin of 73%, its highest level since 1999. I'll be brief with my comments on PanAmSat since I realize many of you listened to their first quarter call last Friday.

         And Hughes Network Systems, or HNS, put up solid numbers while winning several large contracts in their enterprise broadband business and helping DIRECTV meet its strong demand by shipping 430,000 DIRECTV Set-Top Receivers.

         The news in the quarter was not all good, however, because we finally got our arms around the impact of the Argentinean currency devaluation. As you know the economy in Argentina is very volatile and the devaluation of the peso directly impacts our DIRECTV Latin American operations resulting in a first quarter loss of $32 million.

         I'm sure you also noticed that we had several unusual items in the quarter. In a moment, Mike will spend some time helping you understand these a little better. From my perspective, the unfortunate part about these one-time items is that they tend to blur the progress we've made in our core operations.

         During this call, one of the themes you will hear about today is how we're trying to simplify and clarify our communications while also increasing the transparency into our key value drivers. For example, beginning with this quarter's earnings release, we're providing new data related to the key financial metrics for DIRECTV US. This is in response to requests from many investors and analysts and we hope that this type of information will help you better understand our businesses.

         Before turning the call over to Mike, I'd like to provide you with a quick update on our financing and on the merger with EchoStar. Last month, we successfully completed the financing of our 2002 funding requirements. The final tranche of this financing was a $765 million loan that was substantially over-subscribed. In my opinion, this strong demand is further validation that HUGHES is on the right track. In a moment, Mike will give you more color on our overall results and balance sheet.

         And, finally with regards to our merger with EchoStar, we are continuing to provide data and respond to various requests by both the Department of Justice and the Federal Communications Commission. As you may have read in the papers a few weeks ago, the FCC requested additional information and suspended its self-imposed 180-day deadline for completing its review of the merger until we, along with GM and EchoStar, complete this data request.

         We are working diligently to respond to all of the pending FCC requests and we expect to have it wrapped up within a couple of weeks. However, we wouldn't be surprised to see the FCC continue to ask for additional data. In general, I would say that the regulatory process is proceeding as expected and we continue to believe that we will receive regulatory approval by the fourth quarter.

         In wrapping up my comments, I'd like to give a special thanks to all of the HUGHES employees who, to a person, have performed brilliantly during these extremely challenging times. I believe that the results over the past three quarters provide the best evidence of all that HUGHES is totally focused on improving operations and completing the merger process to unlock our store of value for the GMH Shareholders. I think you can see a clear pattern developing and understand that this is a management team that understands its priorities and will deliver on its commitments. With that, I'll turn the call over to Mike.

Michael Gaines: Thanks, Jack. Let me start with a quick overview of our financial performance. In a moment, our business unit leaders will provide a detailed discussion of revenue and EBITDA results for their respective businesses. So I'll just comment on the consolidated HUGHES results.

         HUGHES revenues for the first quarter came in at more than $2 billion, which is nearly 8% higher than the first quarter last year. And our EBITDA was $134 million vs. $113 million last year. Our primary driver of our revenue and EBITDA growth continues to be the improving operating performance at DIRECTV US.

         Included in our results for the quarter are some unusual items and I'd like to take a moment to describe them. The first is a $95 million EBITDA gain resulting from a favorable court ruling related to a decade old lawsuit filed against NASA. The lawsuit was based on NASA's breach of contract to launch ten satellites on the Space Shuttle. We've been informed that the government plans no further appeal, so we are booking the gain now, net of legal fees. This gain is included in the income statement on the selling, general and administrative expenses line.

         Additionally, in the Direct-to-Home segment, we recorded an $83 million charge related to losses associated with a contractual dispute with General Electric Capital Corporation or GECC. Fifty-six million dollars of this loss is included in EBITDA and is reported on the income statement on the SG&A line. This dispute dates back to a 1995 agreement whereby GECC established and managed a credit a program for consumers who purchased DIRECTV equipment and programming. In July, 2000, the Jury returned a verdict in favor of GECC for $133 million and the trial Judge issued an order granting GECC and additional $49 million in interest penalties.

         While we're appealing both the Jury verdict and the interest penalty, we have taken an additional charge of $83 million for potential losses based on our current assessment of the case.

         And, as Jack mentioned, we also had a $32 million EBITDA loss at DIRECTV Latin America due to the devaluation of the Argentinean peso. Kevin McGrath will provide more insight regarding this devaluation later on the call.

         Also during the quarter, HUGHES recorded a $29 million loss related to a guarantee of $52 million of bank debt owed by an investor in an HNS affiliate in India. The $29 million charge represents the amount of HUGHES potential obligation under the guarantee, net of anticipated loan and collateral proceeds. This is recorded on our income statement as "Other, net" and does not impact EBITDA.

         Given the current market environment and the sensitivity surrounding this particular topic, I want to address the HUGHES situation with respect to off-balance sheet guarantees. As disclosed in our 10-K, excluding the guarantees for the HNS affiliate in India that I just discussed, the remaining amount of debt guaranteed by HUGHES is under $20 million and we do not expect to perform on these remaining guarantees.

         Now, let's review HUGHES Balance Sheet and liquidity position. As of the end of the first quarter, our cash balance was about $1.1 billion, which is more than $400 million higher than the balance as of the end of last year. Total debt was nearly $3.4 billion, which increased more than $700 million during the quarter. The major uses of cash in the quarter were for satellite and capital expenditures as well as the final payment of $134 million relating to the purchase price adjustment with Raytheon.

         During the quarter, we completed a series of financing transactions that provided the company with significant new liquidity. As part of the financing, PanAmSat raised $2.05 billion in new bank debt and long-term notes, most of which was used to repay the $1.725 billion loan that HUGHES extended to PanAmSat back in 1997.

         In additional to providing increased liquidity to HUGHES, this repayment allowed HUGHES to access a credit line arranged with General Motors Acceptance Corporation that provides $500 million of new financing.

         Also during the quarter, HUGHES completed the restructuring of its credit facilities. Our prior $750 million revolver, which we had completely drawn at the end of 2001, was amended to increase in size to more than $1.2 billion. At the end of the first quarter, no amounts were outstanding under this line. The various credit facilities associated with DIRECTV Latin America businesses were repaid in the first quarter. And as Jack indicated earlier, the new revolver was supplemented with the placement of a $765 million dollar institutional term loan last month.

         After completing these transactions, the combination of our cash on hand and available debt capacity provides more than enough liquidity to fund our remaining cash requirements through the anticipated close of the merger with EchoStar.

         Let me now take just a minute to discuss the new accounting standard on goodwill, Statement of Financial Accounting Standards No. 142 and its impact on HUGHES. We are currently in the process of implementing the new accounting standards, which requires that goodwill be tested for impairment as of January 01, 2002. At this time, it appears that we will need to perform the comprehensive appraisal of the assets and liabilities required by FAS 142 for PanAmSat, DIRECTV Latin America and DIRECTV Broadband.

         Because these appraisals are not yet completed, we are not able to estimate an amount of goodwill write-down, if any, at this time. The total amount of goodwill recorded for each of the entities is approximately $2.7 billion for PanAmSat, $600 million for DIRECTV Latin America and $100 million for DIRECTV Broadband.

         Now let's move on to guidance for the second quarter and full year. Again, since the business units will individually discuss their projections, I'll stick to the guidance to the consolidated HUGHES.

         Second quarter revenue is expected to come in between $2.1 and $2.2 billion with EBITDA with $80 to $110 million. Even though we've had several one-time items and are now reflecting the impact of the Argentinean currency devaluation on DIRECTV Latin America, we still expect to attain our prior year our prior full-year guidance for both revenue and EBITDA of $9 to $9.2 billion and $750 to $850 million, respectively. Additionally, our full-year cash requirements of $1.5 to $1.7 billion are unchanged from our prior forecast.

         As always, I invite you to look at our Earnings Release for a comprehensive view of all of our guidance. With that, I'd now like to turn the call over to Roxanne for comments on DIRECTV US.

Roxanne Austin: Thanks, Mike. DIRECTV's improved operating results in the first quarter continue to validate the strategies that we put in place in the second half of last year. This is the third consecutive quarter that we have posted subscriber growth numbers that have exceeded expectations and I applaud the efforts of the entire team at DIRECTV, which has implemented so many successful tactics to make this happen.

         Before looking at our results, as Jack mentioned earlier, we have a new schedule included in the Quarterly Earnings Release that shows the key DIRECTV US financial metrics. The numbers I'll be sharing with you in a moment are reflected in this new schedule.

         Demand for DIRECTV in the US remains very strong. During the first quarter, excluding subscribers in NRTC territories, DIRECTV added approximately 764,000 growth subscribers. The most growth adds for a first quarter in the eight-year history of DIRECTV. After accounting for customer churn, we added 350,000 net new subscribers.

         Part of our strong demand is due to our simplified programming, our new packages and our new retail promotions. We now have a standard 365-day a year offer whereby a customer can have one box installed for $49 or less and two boxes installed for $99 or less. In addition, many retailers are taking advantage of the opportunity to increase DIRECTV sales by discounting these price points even further on their own nickel.

         As in all DIRECTV funded offers, to enjoy these benefits customers are required to make a 12-month service commitment. And to keep the offer fresh from quarter to quarter, we'll layer on additional promotions such as free or discounted programming for a limited time.

         And our new programming packages, which we started offering on February 1st, also seem to be very popular. Especially popular is the new Total Choice Plus offering which includes over 130 channels including local channels where available. This package sells for $39.99 per month and provides customers with a very attractive value proposition compared to so-called "digital cable packages"; where local channels and many of the cable networks are still in analog format.

         The one common thread between the new retail offers and the consumer promotions is simplicity. They're easier for the customer to understand and they're easier for the retailer to sell.

         Another key driver of the lift in demand is attributable to the fact that we now offer all local channels in our 41 local channel markets. This was made possible by the successful launch last December of DIRECTV 4S our spot-beam satellite. All of our customers, including our installed base in our 41 local channel markets can receive their local channels via a single dish.

         In the 41 markets where we provide local channels, DIRECTV has now a superior all digital cable replacement offer for consumers. We have seen in these 41 markets that demand, in terms of gross subscriber additions is up over 20% over last years first quarter. Importantly, in our largest markets such as New York, Los Angeles, Chicago, Miami and San Francisco, we're seeing our highest growth rates in some cases over 50%.

         And we're also seeing a significant increase in new customers signing up for local channels. For example, last year we were attaining local channel penetration rates for new customers at just over 60%. And today, with all local channels available in 41 markets, over 70% of our new customers are purchasing packages that include local.

         While these factors are driving new customer demand, they are also helping retain our current customer base. For the first quarter, churn was 1.6%, which compares favorably to the 1.8% turn we experienced in the first quarter of last year and the 1.7% for the fourth quarter of this year. Although there's always room for improvement, we feel pretty good about how we're faring on our battle against churn. We expect the first quarter performance to continue in the second quarter and improve even further in future quarters.

         As a result of the continued strong demand and improved churn management, we now believe that we're able to add approximately 1.2 million customers this year, up from our prior guidance of one to 1.2 million. This is significant because this revision includes only DIRECTV core subscribers and excludes NRTC subscribers. Effectively, this represents a 200,000 increase in net additions for DIRECTV core customers vs. our prior guidance.

         I know a lot of investors are asking about what our strategy is with respect to Radio Shack and what we plan to do to make up for lost sales due to Radio Shacks decision to go non-exclusive. As most of you know, Radio Shack was unable to reach an agreement with the NRTC and Pegasus to be compensated for DIRECTV sales in NRTC territories. As a result, they made the decision to begin distributing Dish Network.

         First, let me say that we expect to do well at Radio Shack based on our brand, strong consumer offers and our differentiated content offerings including expanded local channels on one dish.

         More importantly, Radio Shack is only one piece of a first rate distribution network that is highly committed to the DIRECTV service. We are working closely with our entire distribution network, and particularly those partners who remain focused on the DIRECTV service to ensure that they have the tools to aggressively promote and take advantage of the improved DIRECTV service and customer offerings.

         In short, while we regret the loss of our exclusivity at Radio Shack, we remain confident in the breadth, experience and motivation of our overall distribution network as evidenced by the fact that we're raising our subscriber guidance for the full year by 200,000.

         One more point to address before moving off the topic of subscribers. As you may have seen in the press release this morning, we announced today that we are no longer counting what we had referred to as "pending subscribers". Those subscribers who purchase equipment and entered all the required customer information into our billing system, but had not yet activated service. We began including pending subscribers to part of our subscriber base in the early years of DIRECTV, specifically the second quarter of 1995 when they amounted to a larger percentage of DIRECTV's customers.

         At that time, there was a much longer lag between the time the customer purchased equipment and entered all the necessary information from when they activated the service. This was due primarily to more customers self-installing their equipment and a significantly smaller installation network. So pending subscribers made sense because it more accurately reflected DIRECTV's growth.

         As DIRECTV has grown to over 10 million customers, pending subscribers represent a smaller percentage of our subscriber base. In fact, over the past couple of years, the total number of pending subscribers has remained relatively flat. This tells us that although this policy was meaningful several years ago; our business has evolved to the point



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

         where the inclusion of pending subscribers is no longer needed to help explain our business performance.

         Moreover, since a high percentage of these pending subscribers become active subscribers, we believe that this policy change reflects a simplified approach to counting our subscribers consistent with the rest of the multi-channel industry. In fact, including pending subscribers as part of our customer base today actually distorts DIRECTV's true operating performance who are, for example, artificially depressing revenue per user or ARPU.

         So how does this decision affect DIRECTV? Most importantly, this change has absolutely no impact on DIRECTV's past or future revenues, EBITDA or cash flow. The key change is that from a historical perspective, our cumulative subscriber base has been reduced by the approximately 360,000 subscribers that have been classified as pending. And since ARPU is calculated by dividing total revenue by DIRECTV owned and operated subscribers, our ARPU will increase, on average by about two dollars as a result of this change.

         Churn will also increase by approximately 6/100ths of one point per month. For example, churn in the quarter would have been 1.54% vs. our reported 1.6%. This policy change is consistent with my goals of the last nine months to update or change operations, procedures and policies that no longer make sense. As you know, during this time our team has made many operational changes that have significantly improved our financial performance. We've also made many procedural changes to simplify our business while also providing more clarity and transparency. That's what we're hoping to accomplish with this change.

         And one final point before moving on. A couple of weeks ago, Pegasus reported that they had removed from their subscriber base approximately 120,000 customers who's service had been suspended for prolonged periods of time. Since Pegasus does not share specific subscriber data with us, we're not sure what kind of subscribers or customers they removed. However, for consistency, we did remove these 120,000 customers from our historical subscriber base in the first quarter.

         Now let's move on to revenues. For the first quarter, DIRECTV's revenue of nearly $1.5 billion beat expectations. This strong performance was due primarily to higher than expected net subscriber additions coupled with better than expected ARPU, mainly from our higher local channel penetration rate I talked about earlier.

         ARPU was $56.70 for the quarter vs. $58.50 last year. Those ARPU numbers are calculated on the same basis, that is, excluding the pending subscribers from the denominator for each period. Although ARPU in the quarter was better than our expectations, it was lower than last year mostly due to the lower premium package revenue and fewer pay-per-view purchases, a trend that we've seen over the last 12 months. Our new simplified program packaging strategy was put into place in February specifically to address this trend in ARPU and the early results of the strategy are both positive and consistent with our expectations.

         More importantly, for the year, mostly as a result of the higher net subscriber adds and slightly better than planned ARPU, we're increasing our revenue guidance to $6.2 billion compared to our previous guidance of $6 to $6.2 billion. ARPU for the full year is expected to be approximately $57 to $58 per month.

         Consistent with our guidance, Subscriber Acquisition Costs - or SAC-was $520 per gross subscriber addition during the quarter. The improvement in the first quarter compared to the $560 level we ran during the second half of last year was due primarily to the elimination of the box subsidy we'd been paying to manufacturers of DIRECTV equipment and lower non-activations as a result of our new activation policy at retail.

         Compensation to our retail partners, which comprises the largest component of our SAC, continues to be tied to their ability to secure a commitment from the customer to activate and retain the DIRECTV service for a minimum of one year. This clearly appears to be having the desired impact as approximately 90% of the new customers who are signing up for DIRECTV are committing to the year of service. For the full year, we're confident that we can maintain our SAC at the prior guidance of approximately $525.

         Pre-marketing cash flow was 39% of revenue for the quarter. For this year, we continue to believe that pre-marketing cash flow will remain at this level or slightly higher.

         One of the highlights of the quarter was an important sign that we're doing things right at DIRECTV. That is, the $85 million of EBITDA we attained in the quarter. While this result fell within our guidance range of $80 to $100 million, our EBITDA performance was significantly better than expected given our substantial over performance in subscriber additions.

         Driving the better than expected EBITDA results were a combination of operational improvements, the most significant of which included the margin derived from the slightly higher than planned ARPU we discussed earlier, and lower expenses resulting from our continued focus on managing our costs.

         We expect to continue seeing EBITDA improvements during the course of the year. As a result of the strong performance, we believe that we can achieve the low end of our prior EBITDA guidance of approximately $525 million even though we're increasing our full-year net subscriber guidance by 200,000.

         In summary, I'm really pleased with the progress we're making this quarter in getting the DIRECTV business back on track. And since it's springtime and a new Yankee season is now upon us, today I see DIRECTV as being in the early innings of a nine-inning turnaround story. While we're doing some good work, there's so much left to accomplish. So with that, I'm going to turn the call over to Kevin McGrath who will provide an update on DIRECTV Latin America, Kevin?

Kevin McGrath: Thanks, Roxanne. The DIRECTV Latin America or DLA subscriber base grew by 32,000 in the first quarter. The increase, while modest, demonstrates our ability to continue to grow the business while dealing




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

         with the economic crisis in Argentina. The Argentina devaluation affects not only subscribers, but also revenues and EBITDA, as I will discuss further.

         The first quarter revenue was $165 million. This is unchanged from the first quarter of 2001, because the increased revenue generated from a larger subscriber base was primarily offset by the effects of the devaluation in Argentina. First quarter EBITDA was a negative $61 million including a negative impact of $32 million due to the Argentina devaluation.

         As we discussed with you in January, the volatility in Argentina presents us with great challenges. Excluding the effect of the devaluation in Argentina, DLA has improved its EBITDA approximately 34% compared to the first quarter of last year.

         Now as you may recall, churn is cyclical and historically, DIRECTV Latin America had by far its highest rate of churn in the first quarter of each year. We expect the same to be so in 2002. First quarter churn of 3.2% was slightly higher than we planned but it's a substantial improvement over the 3.8% rate during the same period last year. This improvement is significant considering the Argentina currency devaluation and the political turmoil in Venezuela.

         To reduce the financial impact of churning subscribers, we continue to utilize a selective subscriber acquisition process and are still confident that we will reach our full year average of 2.5% monthly churn.

         When I spoke to you in January, the Argentina Exchange rate was 1.7 pesos per US dollar. At that time we estimated that such an exchange rate would result in an $80 million loss in revenue and a $50 million decline in EBITDA from our prior forecast. Today the rate is approximately 2.9 pesos per US dollar and most forecasters expect the rate to increase throughout the year.

         This dramatic change in the exchange rate significantly affects our revenue and EBITDA in Argentina. We are now project a revenue loss of approximately $135 million and an EBITDA loss of $95 million as a result of the Argentina devaluation. These estimates are based on projections for year-end rate of exchange of just under 5 pesos to the dollar. We will continue our aggressive efforts to increase prices, re-negotiate programming contracts, and further reduce SG&A in order to mitigate the losses as the year progresses.

         As a result, full year revenues are now forecast to be $800 to $850 million. Compared to our prior forecast of EBITDA, breakeven excluding the devaluation, we are now forecasting a full yearEBITDA loss of approximately $100 million. Virtually all of the decline is due to the Argentine devaluation.

         Our second quarter revenues are forecast to be $225 to $250 million including the impact of the World Cup and the Argentine devaluation. We are forecasting a second quarter EBITDA loss of approximately $95 million due primarily to the planned expenses relating to World Cup as well as a $35 million devaluation impact.

         World cup contracts have been signed with TV Azteca, PCTV, CNI Canal 40 and Multimedios/Minenio in Mexico and Canal 2 America, and Canal 7 in Argentina.

         While we recognize that the current economic crisis in Argentina represents a significant challenge to our operating performance, we will continue to monitor the economic environment in Argentina and throughout the region and mitigate the impact where possible. With that, I'll turn the call over to Pradman Kaul for an update on HNS, Pradman?

Pradman Kaul: Thanks, Kevin. HNS generated first quarter 2002 revenues of $243 million down 2% from sales in the first quarter of 2001 but at the high-end of our guidance. As expected, continued growth in the satellite broadband segment and strong shipments of DIRECTV receiver systems were offset by a significant decline in the carrier segment.

         Sales to domestic broadband customers grew by 18% compared with prior year, while global satellite broadband revenues increased by 8%. During this quarter, HNS booked contracts with important new customers such as

         American Towers, where we are helping to improve communications with its geographically dispersed sites.

         In addition, we also booked orders for:

         Chrysler where we will provide broadband upgrades at over 4,500 dealerships throughout North America.

         With Smart, one of DaimlerChrysler's other five car brands in Europe, where we will provide broadband services at approximately 200 European dealerships. Union Fenosa, the third largest Power Company in Spain for whom we will install a VSAT Network that spans Spain and Latin America. Nl Tree through which we will provide broadband Internet access to roughly 800 schools initially in the Netherlands. Damon's Restaurant, where for the first time we're teaming with an application service provider and asked to provide differentiated service to the restaurant industry. And Best Western International, where we will provide broadband functionality to all Best Western Hotels in the US. When commenting on this contract award, Best Western noted the consistent, high quality, ubiquitous service provided by DIRECWAY.

         The number of consumer and small office/home office directory subscribers expanded nearly 10% through the quarter to over 111,000. This subscriber base has grown 79% over the past year. We conducted limited direct mail promotions of the DIRECWAY Internet Access Service through DIRECTV's customers during this quarter, and were encouraged by the initial response. Moreover, we experimented with marketing programs that spread the up-front cost to a year and again were encouraged by the results. For these reasons, we are reiterating our earlier guidance of servicing two to three hundred thousand DIRECWAY subscribers by year end. At this point, though, we expect results at the low end of that range.

         HNS continued to demonstrate its strength in the Set Top Box market, having shipped 430,000 DIRECTV units in the first quarter of 2002, a dramatic increase compared to the 252,000 units shipped during the first quarter of 2001. We continued to meet the needs of DIRECTV's growing subscriber base. As a result, first quarter revenues in our set top segment grew by 33% compared to prior year.

         Growth in the Satellite Broadband and Set Top Segments were offset by a significant reduction in the Carrier segment. As we mentioned when originally providing guidance for the year, comparatives for this segment are expected to be negative throughout the year, primarily due to substantial completion of large projects for XM Satellite Radio and Thuraya Satellite Telecommunications Company. The business of this segment is opportunistic and project driven and the softness in the Telecomm Carrier Segment is impacting it in a major way.

         HNS is operating EBITDA improved $11 million compared to the first quarter of last year and this does not include a one-time charge of $6 million associated with a workforce reduction.

         Looking forward to the second quarter, we expect performance that largely resembles what we've experienced up to this point in the year. Growth in the Satellite Broadband and Set Top Segments should continue but be offset by negative comparisons for the carrier segment. We expect EBITDA to improve vs. prior year but will remain negative due to investments in the Consumer Directory and SPACEWAY businesses.

         Moreover, we are reiterating our full-year guidance of $1.3 to $1.4 billion in revenues and EBITDA of negative $50 to $70 million. Speaking of SPACEWAY, I'd like to take a minute to update you on the status of that important program. Progress continues on numerous fronts. Satellite construction is well underway with launch scheduled for July 2003. This will lead to commencement of commercial service in early 2004. Development of the ground segment and terminals continues as well.

         You may recall that we formed the HUGHES Broadband Alliance during 2001 to encourage leading corporations to develop applications that take advantage of SPACEWAY's superior functionality. The systems unique and broad appeal is evidenced by the fact that we've received indications of interest from all 500 companies and are actively pursuing more than 200 of them.

         Both Hewlett Packard and Sun MicroSystems with their strategic emphasis on peer-to-peer computing and corporate networks, along with EMC and Polycom are now members. We remain as committed as ever to SPACEWAY and continue to be excited about its prospects. With that, I'll turn the call back to Jon Rubin, Jon?

Jon Rubin: Thanks Pradman. Now let's move on to questions you may have about HUGHES' First Quarter Results. Keep in mind that we have members of the media on this call in a "listen only" mode. I'd like to remind the media that they are not authorized to quote any participants on this call either directly or in substance, other than the representatives of HUGHES. In addition, we are webcasting this call live on the Internet and an archived copy will be kept on our site.

         Finally, I'd like to ask callers to limit your questions to only one or two until everyone has had a chance to ask questions. At that point, feel free to ask additional questions. Operator? We're ready for the first question.

Operator: Thank you. Today's question and answer session will be conducted electronically. In order to pose a question, please press the star key followed by the digit 1 on your touch tone telephone. Once again, if you would like to ask a question, please press the star key followed by the digit 1. We'll go first to Karim Zia of Deutsche Bank.

Karim Zia: Thanks, for Roxanne I guess I have two questions. On the composition of growth, the statistic you mentioned of 70% penetration on local, is that of just - of subscribers coming into those - into the top 41 markets that 70% are taking? Or is that of the total gross additions?

Roxanne Austin: No, 70% of those markets, Karim, as you've said are taking local in the 41.

Karim:   And what would that percentage be as a percentage of total gross adds?

Roxanne Austin: Well, I don't know them off the top of my head. Probably 50 roughly but maybe as high as 60, so somewhere between 50 and 60.

Karim Zia: Okay, of new subscribers that are coming from the top 41 markets?

Roxanne Austin: No, in the top 41 markets, 70% are taking local channels, okay?

Karim Zia: Okay.

Roxanne Austin: In overall, on a blended basis, all customers in that market if you talking about historical, I mean that's if I understood your question. You're talking about a blended customer average, existing customers and new customers or roughly 61%.

Karim Zia: Okay, my question then was, of total gross additions?

Roxanne Austin: Of total gross additions for the whole market, I would say it's roughly 50 to 60%.

Karim Zia: Okay, thanks. And then on the ARPU, could you distinguish when you say the pay-per-view and premium impact. Is that on existing subscribers or more on incremental subscribers? Or I guess could you say what incremental subscriber ARPU is?

Roxanne Austin: It's actually both, Karim. It's on both. We saw a trend last year that I talked about in the last quarter of last year of declining ARPU, primarily due to penetration rates and due to pay-per-view purchases. If you look at what we've done to turn that around, it was the implementation of the new package simplification that we put in place on February 1st. And that was put in place for two reasons, not only for existing subscribers, which we believe will have a higher ARPU out of existing subscribers, but also for new subscribers to actually lead with our Total Choice Plus with Local for $39.99 package.

         If you see most of our ads today, they're all focused on that as our lead ad. Because we want to actually have people come into the service. We've actually eliminated a service called Select Choice at activation. That was our lowest priced package.

         Today the lowest priced package is Total Choice. People can no longer activate into Select Choice. And for those customers that we've grandfathered into Select Choice, allowed them to keep it - the customers who had it prior to the change, we've had to implement a price increase in that particular package.

Karim Zia: Okay, and then going forward, what would your expectation be for ARPU? I know you mentioned the full year, but sort-of thereafter, do you expect this to kind of shake through and then ARPU begin to increase again over time?

Roxanne Austin: Well, again I think the $57 to $58 dollar range is fairly significant. I don't think you will see it in the core packages and core programming that we have where you'll see ARPU increases in the future will come from Interactive and other types of revenues, advertising and other things.

Karim Zia: Okay, thanks.

Roxanne Austin: Thanks.

Operator: We'll go next to Vijay Jayant from Morgan Stanley.

Vijay Jayant: A question on - can you give us an update on the Boeing
         Settlement?

Michael Gaines: Sure, this is Mike Gaines. There really hasn't been a lot of new information. We continue in the process ((inaudible)) to try to resolve our differences but at this point I'd say from a quarter ago, not really much has changed.

Vijay Jayant: Roxanne, does the SAC numbers that you released in your press release exclude advanced and leased set top boxes? If you included them, what would that number look like?

Roxanne Austin: Roughly about $15 higher.

Vijay Jayant: Great and one final question, for Pradman. How many two-way subscribers are there on the DIRECWAY platform right now?

Pradman Kaul: Out of the 111,000 I think roughly 70,000 are about two-way right now.

Vijay Jayant: Great, congratulations.

Pradman Kaul: Thank you.

Operator: We'll go next to Ty Carmichael of CS First Boston.

Ty Carmichael: Hi, just wanted to work through the numbers a little bit as it relates to your churn and your pre-marketing cash flow calculations. If you assume the pre-market and cash flow is 39% of your top-line revenues, you get to about $571 million which would imply then that if you take your $85 million reported EBITDA of about $487 million of additional costs. Is that just subscriber acquisition costs or what's in that number in terms of your definition?

Mike Palkovic: Hi, it's Mike Palkovic. That number is comprised of SAC as we described it at 525 plus the category we referred to as non-SAC which is largely retention marketing. Those two numbers comprise that balance.

Ty Carmichael: So the retention marketing, what would that be for that for an absolute dollar amount?

Mike Palkovic: I'm sorry, which category?

Ty Carmichael: The retention marketing.

Mike Palkovic: That category ranges between $70 and $80 million a quarter.

Ty Carmichael: Okay. And then additionally as it relates to the plan to disconnect - or the card swap out. Just wanted you to know, more comments on your plans to move that technology internal and stop working with NDS if you could just explain the logic behind that?

Roxanne Austin: Well, I think, Ty, we wanted to have greater control over one of the key elements of security on our system, which is our conditional access.

Ty Carmichael: Okay.

Roxanne Austin: We had significant talent within the DIRECTV organization with respect to conditional access. We think we can better control our Conditional Access Systems by managing it ourselves. It was with a great deal of thought that we made that decision and we're looking forward to getting it implemented.

Ty Carmichael: Okay, and if it's successfully implemented, it would - given the reduction in piracy, what would we - when and what could we expect in terms of the impact on DIRECTV numbers? Could churn go down even further from the 1.6% down to - what's the order of impact on both churn and net subscriber additions?

Roxanne Austin: Of course, Ty, the purpose of doing this is to try to reduce piracy ((inaudible)) to reduce piracy. I think we've made a lot of good progress on the piracy front but we certainly see additional opportunities to reduce piracy by controlling the conditional access system internally.

         We do believe we can continue to see improvements in churn. As I've said before, I mean I think we're not stopping at 1.6 and this is certainly one other element of the - of our war on churn and piracy. So we're continuing to focus on something that can get us down in that 1.5 or lower range.

Ty Carmichael: Okay, and then last, you just said $80 million in retention marketing. Is that per quarter, Mike?

Roxanne Austin: That's roughly per quarter.

Ty Carmichael: Okay, thank you very much.

Roxanne Austin: Thanks, Ty.

Man: Thanks, Ty.

Operator: We'll go next to Marc Nabi of Merrill Lynch.

Marc Nabi: Hey, everyone, how are you doing?

Man: Good, Marc.

Marc Nabi: One question to start off with relates to ((inaudible)) make a comment about the Yankees and I guess the whole Yes Network what I'll call the "saga" between Cablevision and YES Network. Just out of curiosity, there were comments and I guess Skyreport talking about that you saw a 20% increase in your gross additions in the region. What percent of your subscribers come from, say, even the Northeast - your gross adds?

Roxanne Austin: Boy, I don't have that number off the top of my head, Marc to be honest with you. What I will tell you is that if you just look to the New York DMA, of course with all of the significant press that we got out of the dispute between Cablevision and YES, you saw a rise in awareness in the entire market. And I think for people who were not even Yankee fans, they now have one other reason why DIRECTV is good over perhaps a cable alternative.

         It raised awareness in the entire market and I think we benefited from that. Whether or not the individual is or is not a Yankee fan, which of course as many people in the region are of course Yankee fans. But even those who weren't we think would have benefited from that. We had tremendous press and I know you're aware in the marketplace both in the print media, on television, in radio that we - you couldn't pay for. I mean it was significant exposure.

Marc Nabi: And, Roxanne, would you say though - I'm just trying to - if I said 100,000 new customers came from that region because of, you know the satisfaction.

Roxanne Austin: You'd be way off.

Marc Nabi: Okay that's why I just wanted to make sure of the order of magnitude.

Roxanne Austin: You'd be too high. I think again, I think we saw a raise in awareness. We're seeing significant increases in all of our large markets as I said in my opening remarks, Marc. And in some cases, over 50% and I think that you see that in big markets like LA and New York and Chicago. They're all up over 50%.

Marc Nabi: Okay. Other question relates to pending. I just want to make sure
         I understand something. The way I viewed pending, if you go back to what happened in August or let's say the second - third quarter of last year when, we'll say piracy was actually at its height, the highest level in our view, right? What percent of those customers, those pending customers would you say were actually becoming DIRECTV customers vs. they were being pirated, you know they were just taking the service?

Roxanne Austin: Well, there certainly could have been a portion of those. I mean there would be a number of reasons, Ty, why someone never became an active subscriber who was ultimately pending. Obviously with the (inaudible) majority, those ultimately did. But we had a policy that we would turn off any subscriber that was pending - all the information was in our billing system for them to be a subscriber but they didn't become one after 100 days for any reason. They were no longer counted in the subscriber base. And as you saw in our press release, the data that we included in that last page of the press release.

Marc Nabi: Yes.

Roxanne Austin: That number's been relatively flat over the period of time, so
         I mean there could have been some number of those that did not ever connect because of piracy but again anyone was disconnected who did not
         - was pending but did not become active within 100 days.

Marc Nabi: So, to clarify for me, when you say like for example at the end of the year there were approximately 360,000 customers in the fourth quarter, would you say about 90% of those became DIRECTV customers? I mean is there - I wouldn't say a very high number.

Roxanne Austin: I'd say a very high number.

Marc Nabi: Okay, the other question relates to, I guess either Ty or Vijay whoever was asking, with respect to the conditional access. What is the expected cost? And is it going to occur at the end of '02 or is going to be expected after August of '03? I'm just trying to figure out when an incremental cost will occur.

Mike Palkovic: Marc, it's Mike Palkovic. We have provided in our plan approximately $150 million for both the cost of the card and the delivery of those cards during - in this year.

Marc Nabi: So, embedded in your $525 EBITDA estimate is $150 additional cost that you would normally not have had related to conditional access?

Mike Palkovic: No, Marc, that number is not in our SAC, we have that.

Marc Nabi: No, not SAC - total EBITDA.

Mike Palkovic: Sorry, it's not in our EBITDA. It's included in our Capex numbers.

Marc Nabi: Oh, so you're going to capitalize it?

Mike Palkovic: That's correct.

Marc Nabi: Okay, very well.  Well thank you very much.

Mike Palkovic: Thank you, Marc.

Operator: And we'll go next to William Kidd of Lehman Brothers.

William Kidd: I'm not ((inaudible)) this is Roxanne for you, but could you comment on what's going on specifically in terms of your strong growth vs. what's going on with the NRTC broadly. And is that - is there a sector trend? Is it NRTC trend and just why is the growth so different?

Roxanne Austin: Well, William, I don't want to comment on NRTC, obviously you need to talk to them about their strategies. I've got one job and that's the focus of ((inaudible)) DIRECTV US owned and operated subs and that's what we're focused on. But I think you can see with the inability I would only speculate that you see the inability to reach agreement with retailers such as Radio Shack on compensation as an example of probably one of the reasons. I mean, I think you've got to ask them.

William Kidd: At the same time, Roxanne you alluded to the fact that in the 41 markets here you have local service that you're growth is better than in other areas.

Roxanne Austin: Absolutely.

William Kidd: And so, I guess can you give us some characterization of what rural America looks like today from your perspective in terms of - are you seeing growth there? Is it bigger than this 20% differential? Is that your worst market today? And if that's not your worst market, what's your worst demographic?

Roxanne Austin: Well, I think we certainly have significant penetration in rural America between, you know, all the satellite providers in the marketplace. I think it's clear that growth for us will come in those markets where we have a full cable alternative layout. And today, that's our 41 markets going to 51 before the end of the year and, of course, DIRECTV has the added advantage of the single dish to be able to provide all the local channels in the 41 markets.

         So, as I look at that, it's clear to me that having a full cable replacement is what's driving our growth. And we do not see that growth in areas where we don't have a full cable replacement. So, it's critically important to do what we did by launching and meeting our must-carry obligations, having a single digital alternative and then launching the additional 51 markets.

Jack Shaw: One thing, William that is kind of interesting to me, you know we have made the case that the merger and the combination of the spectrum and the doing away with the duplicate channels and so forth will allow us to go to all - and another satellite - will allow us to go to all 210 markets. And I think some of the data that DIRECTV and Roxanne has given to you folks today, I saw for the first time yesterday. And I think it is really pretty much proven the point that when we can put a package together that competes with cables full package, we can go toe-to-toe with them. When we don't, we're not nearly as robust in competing against them.

William Kidd: Okay, and with respect to I guess Pegasus, I guess I had always thought that this was going to be likely resolved by litigation. But with the whole Radio Shack issue, it seems like DIRECTV is getting collateral damage from the whole relationship with Pegasus. And it seems to me that there's a certain number of subs that you would lose were it no longer makes sense to continue to dispute this.

         And, you know I've never been a big proponent of buy-out but you don't have to lose that many subs for Pegasus to become plausible in terms of resolving that through acquisition. And, I guess how is the Radio Shack situation, in other words changed your perspective of Pegasus, if at all? And do you still expect this will likely resolved by court some time either later this year or early next year?

Roxanne Austin: Well, it hasn't changed our position with respect to NRTC
         Pegasus. Certainly Radio Shack, as you know was an exception, not the rule. It certainly was a large CE retailer who has significant penetration because of their store demographics and NRTC territory. So, they had about 25% of their total sales were in NRTC territories.

         So I would say they are an exception. We're ((inaudible)). We're continuing to focus on our business and growing our business and that's what we're going to continue to do for the rest of the year with respect to the litigation, again the timing hasn't changed.

William Kidd: I appreciate it and congratulations on the strong result.

Roxanne Austin: Thank you.

Jack Shaw: Thank you very much, William.

Operator: We'll go next to John Stone of Ladenburg Thalmann.

John Stone: Congratulations on a good quarter. My first question is related to the DIRECTV DSL offering. At what level of subscribers do you guys project that we can get this to break-even?

Roxanne Austin: Well, it's going to take a while, with all honesty, to get to break-even, John. I mean this is a business that today, the economics are very tough for us. Because our subscriber acquisition costs, looking at the access costs, what it costs us in this business, it is difficult to see a break-even point in the next couple of years in that business, quite frankly. And it's something that we're focused on very heavily because it's costing us a lot of money today and we do not see the kind of critical mass yet that we need to be able to see break-even.

John Stone: I really - I'm not interested in so much as when it might happen, but in just what it would take in terms of subs. Can you give me any kind of a ballpark for that?

Roxanne Austin: Well I think the honest answer is, it depends on what happens in the regulatory environment and whether or not the access costs continue to be as high as they are today. If they're as high as they are today, I mean you've got to have numbers that are, you know, well north of a million subscribers to get there.

John Stone: Okay, what sort of overlap to you guys see between the DIRECTV
         Broadband and the DIRECTV Video customer bases?

Roxanne Austin: We're seeing roughly about 30% or so are also DIRECTV customers today in the DIRECTV DSL offerings.

Jack Shaw: In the DIRECTV - excuse me in the Broadband offering, satellite based Broadband offering I think Pradman is at 50% of your two-way customers are also DIRECTV customers.

Pradman Kaul: Right, I mean both two-way and one-way. A lot of the one-way guys initially (inaudible) DIRECTV customers.

Jack Shaw: So there's quite a high correlation.

John Stone: Okay, great and then of course that's getting to really what you were saying just a few moments ago, Jack. You were saying that to be competitive with cable, you really have to be able to have a full package that goes up against them.

         Of course, the ultimate cable package is voice, video and data and through DIRECTV DSL and you recently mentioned that you were going to be putting voice over IP equipment into the DSL gateways, and with your existing satellite video offering it would seem that, at least from a customer perspective, if you can get it all to work and the economics to work, that you might have a full package as well in that sense.

         To what extent - when do you think this is going to, you know looking out a little ways, what do you think it's going to take to get to the point that you can have a full package to go up against cable and perhaps start to narrow the gap between what cable customers are valued for, you know north of 4,000 - sometimes north of 5,000 and where your customers are well, south of 2,000 each?

Jack Shaw: I don't know that I can answer those questions. Concerning voice and the offering of voice by HUGHES in whatever framework, I think we're a ways away from doing that. But concerning our valuation, concerning cable, I mean obviously we always thought that we have been valued not quite properly relative to cable. And as we get closer to their offering and take more and more customers away from them, maybe people will see that our valuation should be closer to theirs. But that's kind of speculation on our part.

John Stone: Thank you very much and again, congratulations on the quarter.

Jack Shaw: Thank you.

Roxanne Austin: Thank you.

Operator: We'll go next to Ray Schleinkofer of Thomas Weisel Partners.

Ray Schleinkofer: Yes, congratulations on a nice quarter. Just a quick question, with churn coming down. A lot of that probably relates to subscribers coming in who are part of a twelve month commitment that you - that program that you put in place sometime last year. I was just wondering, do you have any statistics on what percentage of your subscriber base has now sort of migrated into one of those programs that can keep subscribers in place?

Roxanne Austin: Well, we started the annual commitment requirement in October of 2001. So we had roughly a couple of months - actually about, yes a couple of months in 2001 and then the full quarter this year. So a significant portion of the growth adds in Q4 and then virtually all of the growth adds in Q1 came in under the Annual Commitment Offer.

         So while you're seeing the impact of it, you certainly haven't seen the full impact of it yet because you won't see the full impact until, of course, it's been implemented for a full 12 month period.

Ray Schleinkofer: Okay, that's great and then just sort of on a bigger picture question. It seems like the majority of your subs - your sub adds are coming in from the major markets and those are areas where presumably digital cable has already been rolled out. Are you seeing - is it tougher to get in to some of those places with digital cable? Does digital cable make any type of a difference as you look across the board trying to pick up subscribers? Or does it really not matter?

Roxanne Austin: Well, obviously digital cable is the competition, right?

Ray Schleinkofer: Right.

Roxanne Austin: So the way we've promoted and packaged our product has been directly aimed at the cable competition. If you look at our Total Choice Plus with Local Channels, the package that we lead with, and all of our advertising and marketing, the $39.99 package. At 130 channels with all the local channels plus all the additional offerings that we have in all digital formats, that is a killer package against any digital competitor in terms of the digital market.

         We think we have - continue to have, you know better quality, better value. Many of those channels that they carry if you buy the digital tier you're still getting a significant number of channels in the analog format. They just can't compare to an all digital - fully cable competitive with all digital channels example.




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

         So, again, it's why Jack said earlier that it's so important that we have local channels to be able to compete. And when we compete with all of our guns, we're darn good competitors.

Ray Schleinkofer:That's great, thanks guys.

Roxanne Austin: Thanks.

Jack Shaw: Thank you.

Operator: We'll go next to Armand Musey of Salomon Smith Barney.

Armand Musey: Good afternoon, guys and congratulations on a pretty solid quarter.

Roxanne Austin: Thanks, Armand.

Armand Musey: A couple of questions. First of all, obviously you're taking up guidance a little bit on the subscriber numbers and you're also indicating that loss is going to be a little higher in GLA, but you're EBITDA number's going to be the same. Give us a little bit of an idea where those - where you're wringing out the cost savings there.

Mike Gaines: I think what you're seeing Armand is that taking our EBITDA guidance at DIRECTV Latin America you know, to a loss of $100 million. I think all of our businesses have held solid and I think that allows us to stay within the range, the top level for the company. I don't know if that answered your question or not.

Armand Musey: Well, it seems that if you're adding more subscribers, you're obviously should have little higher subscriber acquisition costs and at the same time you have, you know a little ((inaudible)) losses in GLA but your consolidate EBITDA is still coming in kind of where your guidance was.




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

Roxanne Austin: We actually have improved, if you're talking about DIRECTV US
         ((inaudible)) and then I'll let Mike comment on the HUGHES level, but the DIRECTV US only, we continued our focus on cost-cutting. So as I said in my opening remarks, the additional subscribers that we're bringing on, the added margin from them and our cost-cutting are allowing us to offset the additional costs that we're incurring for those additional subscribers.

         So the combination of those, you know the improved revenue and margin coming from the additional subs, plus our additional cost-cutting efforts have more than offset the costs that we're seeing for subscriber acquisitions so that extra 200,000 ((inaudible)).

Armand Musey: Yeah, as you said ((inaudible)) put a little more color into when you say "cost cutting". Exactly where is that coming from?

Roxanne Austin: It's really out of our G&A.

Armand Musey: Okay.

Roxanne Austin: That's where we've cut it.

Jack Shaw: We, as you know Armand. This is Jack. As you know, probably nine, ten months ago we really started a concerted effort to kind of restructure our costs at all of the HUGHES companies. And you know it really wasn't just talk on our part, we really felt we had to have it. So we did some real stuff. And it's starting to come through and you know that's a positive.

         But I think the biggest positive to me is that I think we have only just begun. I think there's more to come.

Armand Musey: Okay, any color on sort of what that real stuff is? Are you handling calls more efficiently? Is it lower salaries? Is it just lower head count?




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

Mike Gaines: Armand, Hi.  It's Mike.  Yeah most of the ((inaudible)).

Armand Musey: Is there one item that really sticks out where you've gotten it or is it a lot of little things?

Mike Palkovic: Well, a lot of it came with a reduction in force last year.
         That floats through this year and we're getting the savings from that. And it's also across the board not growing our costs year-to-year but rather holding a flat year-to-year which has a significant value in terms of driving more of the, you know, volume related margin to the bottom line.

         On the customer sat side, we're actually making some investments in that area to make sure that we provide the kind of service that can support, you know the churn reductions that we've had. That's an area we're actually spending a little money in.

Armand Musey: Okay, final question - it relates to direct sales. Can you talk about any efforts, or the development of the direct sales efforts? You know, obviously EchoStar is putting a fair amount of emphasis there and Pegasus has put in enormous emphasis there. Talk a little bit about what kind of progress you've made there or how you see that - your strategy in that area?

Roxanne Austin: Yeah, as we've said earlier, you know we see roughly about you know roughly about 10% or just under of our total growth adds this year will come from direct sales. We continue to see that be the case. We can see - we can drive additional customers using the direct sales channel and we'll continue to do that.

Armand Musey: How much difference is the SAC when direct - between direct and going through dealers - ballpark?

Jack Shaw: Armand, if you keep the direct sales at the level of ((inaudible)), it's a very efficient cost per sale, because it drafts heavily off of our, you know, mass market advertising. To drive it




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

         significantly beyond that, you start driving the SAC up. So we're being a little bit careful not pushing it too hard and causing a higher SAC than our major market.

Roxanne Austin: We actually tried to look at the sweet spot, Armand where you can draft, as Mike said, off of the tagging that you're doing on national ads and not go out with, for example, mass mailings, a lot of targeted telemarketing types of activity. Because when you then - your hit rate on direct sales, you have to spend many many more dollars before you actually have a hit on a customer.

         As opposed to the customer through our tagging, roughly 10% just calling up and wanting service. That's a very efficient sale for us. When we start going beyond that, it becomes even more expensive than our retail channels, the way we've realigned our incentives.

Armand Musey: Okay, thank you very much and congratulations again.

Roxanne Austin: Thank you.

Jack Shaw: Thank you.

Operator: We'll go next to Bob Peck of Bear Stearns. Mr. Peck, your line is open. Please check your mute button.

         Hearing no response, we'll go to Mr. - we'll go to Robert Chapman of Chapman Capital.

Robert Chapman: ((inaudible)).  Hello?

Operator: Mr. Chapman, you're line is open.

Robert Chapman: I'm sorry about that, my question was asked, thank you.




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

Operator: We'll go next to Blaine Marder of Iridian Asset Management.

Blaine Marder: Two quick questions. If I add up the EBITDA losses of your businesses that are currently in the negative, and the Cap ex against those businesses, there's roughly, call it a billion dollars flowing out of the company this year. Can you just update us on progress to either kind of reduce those losses or pare back those businesses and reduce that billion dollars that's going out of the company? Thanks.

Mike Gaines: Well, I think you've got to put it into the individual buckets.
         On SPACEWAY, I mean, as we've talked about we are not attempting to pare that back in terms of stopping the program. We very much believe in the Spaceway platform, riding on the strength of our enterprise business. We're doing everything we can to limit the cash outflows but we are committed to going ahead.

         I think with respect to our broadband offerings, being DIRECWAY at Hughes Network Systems as well as DIRECTV DSL, we are committed to funding them this year, but I think in the context of, if there was no merger and we had to do it alone, we would evaluate where we stood and consider really, seriously if we would keep spending that money.

         So I think for now we are trying to limit the cash outflow in those businesses, but assuming there's a merger, I think that is a decision for the combined company and in the absent of one, we would seriously, you know reconsider those expenditures.

Blaine Marder: Okay, and next can you give me a sense of when the core
         DIRECTV US business will be self-funding? It looks like that's a possibility next year? Is that the case?

Roxanne Austin: It's actually Q4 of this year.

Blaine Marder: Q4 on a run rate basis?

Roxanne Austin: Yes.




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

Blaine Marder: Thanks a lot.

Roxanne Austin: Thank you.

Man: Thank you.

Operator: And we'll go next to Jeff Macke of Buckshot Capital.

Jeff Macke: Yeah, Hi guys. I have some questions. One just about your churn rate which I notice is reduced and how that dovetails with the rollout of PVR's both Ultimate and TiVo. The other question is pertaining to the Series II TiVo PVR unit that's rolling out some time in the fall. If you'd add any color for us in terms of numbers that you're looking for from that and just your general plans in terms of marketing.

Roxanne Austin: I would say, today the PVR functionality of TiVo and Ultimate hasn't added significantly to the reduction or churn rate. The numbers just aren't high enough in terms of penetration of those products to be able to have an impact today.

Jeff Macke: Do you have any numbers in terms of how the products, to the extent that they are penetrated are doing themselves?

Roxanne Austin: Because they are public companies we don't comment individually on what happens in their particular - but I can tell you it does not have a significant impact on reduction of churn. As it relates - you know we're excited about the new TiVo functionality coming out with the next generation in the fall.




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

         As you know, we've made an announcement that we are going to focus on the TiVo technology for DIRECTV in the US. And we're excited about that and our relationship will continue to evolve where we are ultimately in much greater control of our product offering in the US.

Jeff Macke: So are you going to refrain from any numbers or anything on those plans?

Roxanne Austin: Yes, I am, thank you.

Jeff Macke: Okay, no problem, thanks.

Jack Shaw: Thank you, Jeff.

Operator: And we have a follow up from Mark Nabi of Merrill Lynch.

Marc Nabi: Just one thing regarding the conditional access again. I'm just trying to see how, Roxanne, it coordinates with - if in fact the deal does occur, which you anticipate in the fourth quarter. How big of an issue is that going to be with respect to, you know, you're now about to go into this whole process of giving everyone new cards and spend about $150 million to do that. Have you guys discussed that with EchoStar at all?

Eddy Hartenstein: Marc, this is Eddy. We certainly have. Both satellite platform providers are on independent paths to upgrade there - are constantly look at upgrading their Conditional Access Systems.

         We have selected a way and as we've indicated with our SEC filings and data that we've given them that we would go to a dual-speak type of platform where both the EchoStar and the DIRECTV Conditional Access Systems are capable of speaking to boxes as we go forward.

         So, the - remember the transition to get everyone on a unified platform is on the order of three years. Starting from the close of the merger and you're going to - as you propagate new customers coming on




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

         post-close you would have a new system capable of going either way and you would have probably need all of the three years to make the complete transition, which is about, I think the expected life cycle of a next generation Conditional Access System.

         One thing that we have come to in common, and this has come about from the transition meetings is that there's two things that you want to have and control your own destiny on and one of them is the Conditional Access System, the second is the billing system, and that's one of the things that this merger will allow us to do in additional to doing all the good beneficial things of all the local markets and all the channels in all two hundred and ten DMAs.

Marc Nabi: Great, thanks a lot Eddy.

Eddy Hartenstein: Thanks, Marc.

Operator: And we'll go next to Vijay Jayant of Morgan Stanley.

Vijay Jayant: Yeah, two quick follow up questions. One on the YES Network.
         EchoStar and Cablevision are not carrying them. Can you sort of tell us why DIRECTV is carrying it in relation to the economics of that deal?

Roxanne Austin: We were the first distributor to sign up for the Yes Network.
         We got some - that was very favorable in terms of our ability to sign a deal. We don't comment specifically on the economics of a particular deal. But we think we were able to enjoy some favorable terms by being the first. And we certainly have enjoyed greater than we expected exposure for doing so.

         So, we looked at it, quite frankly, Vijay, on an analysis to say - how many subs would have to turn in our New York DMA to make this worth it for us? And, you know it doesn't have to be a very large number to make it - allow you to be able to carry the service.

Vijay Jayant: Great. On the financing and the cash burn, given the losses of the startup initiative. From what I understand on the merger agreement, that EchoStar has an obligation to, in effect buy PanAmSat within nine months after this closure - or after the - if the HUGHES merger is not permitted and it's not appealable at some point within nine months.

         Given the cash needs into '03 and given the cash that you have on your balance sheet right now and the cash burn that you see in these, you know ((inaudible)) and Spaceway and so forth. Can you walk us through what sources and uses of cash would be in the next year? Given also, you know the Boeing settlement at some time?

Mike Gaines: Sure. First let me comment. I think your comments about the timeframe for PanAmSat are a little bit longer. I believe that immediately upon a failure of regulatory approval, the process for them to buy - EchoStar to buy PanAmSat would commence. It would only depend upon regulatory approval of that deal which would not be expected to be nearly as length that you just described.

         In terms of our overall cash flow situation, our guidance for this year of approximately $1.6 billion in cash requirements. I think you saw from our release that we've put in place liquidity that's substantially above that. I think it's at least $500 million more than is required to get up through this year.

         And I would observe that, we really expect to be free cash flow - or break-even, basically, next year. So I think the financing hurdle would not be large at all. We would have maturity of our existing facilities at the end of this year, which we would attempt to roll over. Or, I think in an alternative we would go out and raise new debt this year to provide some of that future funding which we think is very doable.

Vijay Jayant: All right, thank you.

Mike Gaines: Thank you, Vijay.

Operator: We'll go next to Ty Carmichael at CS First Boston.

Ty Carmichael: I just wanted to follow up with regard to your lease plan and just ((inaudible)) provide some transparency to how the success of that and of that 10% direct sales ((inaudible)) total stems from the lease plan? And then how you see that playing out in the competitive landscape, you know, in Radio Shack say, for example where Echostar will have the lease plan and you'll have the purchase offer.

         You know, have you had any anecdotal evidence as to where the consumer activity gravitates when presented with both options?

Mike Palkovic: Hi, Ty. It's Mike. First of all, we're getting about 10% of the direct sales business is opting for the lease model. So it's a very small percentage. And our feeling is that right now with our offer in the marketplace being as competitive as it is both for a single room and a two-room solution. The two-room for example, where for $99 you can get two rooms, you know, installed for free.

         It's very competitive so, consumers are not choosing the lease option when we offer it to them. So that's kind of where we see it. So there's no reason right now for us to, you know jump heavily into that model based on the success we're having with our, kind of, our core offer.

Ty Carmichael: Okay, so of the direct sales, it's 100% stems from the lease plan?

Mike Palkovic: No, I'm sorry. It's 10% of the 10%. It's only about one percent of our gross. It's a very small number.

Ty Carmichael: Okay, all right.  Thank you very much.

Jack Shaw: Thanks, Ty.

Operator: We'll go next to John Stone of Ladenburg Thalmann.

John Stone: Hi, just a quick follow up - this would be for Kevin. In terms of the programming for DIRECTV Latin America, presumably some fraction of it is priced in local currencies and some fractions are programming as priced in dollars. Can you give me some insight in terms of what fraction of the programming for DIRECTV Latin America is priced in dollars?

Kevin McGrath: John, I would love to tell you the substantial portion is priced in local currency, but the majority I would say. I don't have a specific number but it's probably in the neighborhood of 80%. It's priced in US dollars. It's principally driven by US studios, and that's the only way they sell in this market to everyone. They sell to cable programmers, to Sky, (inaudible).

         And what you end up doing over the course of time is having, if you will, periodic renegotiation crisis as currency devalues, all of the program distributors come in and sit down with all the program providers and hassle through rate reductions. In fact, that's exactly what we're doing right now in Argentina.

         It is - it would make life a whole lot easier on all of us if they were priced on local currency, but the studios have yet to accept that. Everyone is in the same boat, frankly.

John Stone: Thanks, Kevin.

Kevin McGrath: Thank you, John.

Operator: Once again, if you have a question please press the star key followed by the digit 1. We'll go next to William Kidd of Lehman Brothers.

William Kidd: Just a quick follow up on DIRECTV Latin America. What is the service pricing strategy? Are you going to try and keep rates with inflation? Or just how are you going to try to maintain the pricing part of the service?

Kevin McGrath: Absolutely, William. We're pushing price very aggressively.
         And in most of the markets, we're the price leader. And we're the price leader because we have a better offering but also because we believe you just have to keep pushing prices in these markets to make the markets make sense over the course of time.

William Kidd: Can you, have you raised rates already in Argentina? And if so, can you describe by how much?

Man: We did. We raised prices- the industry raised prices on average 8% to 10%. In the month of April, we raised prices approximately 14% in the month of April. I would expect we'll have additional price increases in the month of May, as you can expect with the devaluation, inflation has taken off a little bit and we're going to keep up with or exceed the inflation rate to cover the losses here.

William Kidd: I see, okay. And from a general modeling point of view, would you say it's fair to just keep it in line with local inflation or is that aggressive?

Kevin McGrath: No, actually we absolutely have to keep it in line with local inflation or exceed it. And I would tell you, for example, we would price this also in Venezuela as the exchange moved there. And again, we were priced at there, in excess of 15%.

William Kidd: And with respect to the card swap out, is there a expected, is there a churn impact that anyone's anticipating and besides the cost, do you - is there going to be an uptake in your call centers or do you have any quantification of some of the potential ramifications?

Roxanne Austin: Based on our experience, we'd say that churn - we don't expect to see any effects significantly on churn. You will typically see and we've planned for some increases in call volume during the card change period. And this is the what - this is the second major? We've done it before, yes.

William Kidd: Great, thank you so much.




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Roxanne Austin: Thank you.

Jack Shaw: Thank you, William.

Operator: At this time, there are no other questions in the queue. Mr. Rubin, I'll turn the conference back to you for any additional remarks.

Jon Rubin: I'd just like to thank everyone for joining us today. If you have any further questions, please contact me or our Investor Relations department at either HUGHES or PanAmSat. Thank you for your attention. Have a great afternoon.

Operator: That concludes today's conference call. We thank you for your participation. You may disconnect at this time.



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